National Instrument 43-101

Technical Report

Aurora Platinum Corporation

Falconbridge - Aurora Joint Venture

Footwall and Foy Properties

Sudbury, Ontario

L.D.S. Winter, P.Geo.

February 28, 2005

TABLE OF CONTENTS

SUMMARY (ITEM 3)

1

INTRODUCTION AND TERMS OF REFERENCE (ITEM 4)

2

DISCLAIMER (ITEM 5)

3

PROJECT DESCRIPTION AND LOCATION (ITEM 6)

3

Location

3

Property Ownership and Status

3

Nature of Company’s Interest

4

EXPLORATION (ITEM 12)

14

Footwall Property

14

Foy Property

15

DRILLING (ITEM 13)

16

Footwall Property

16

Foy Offset Property

16

SAMPLING METHOD AND APPROACH (ITEM 14)

17

SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

17

DATA VERIFICATION (ITEM 16)

18

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

20

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

20

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

21

OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

21

INTERPRETATION AND CONCLUSIONS (ITEM 21)

21

Footwall Property

21

Foy Property

21

RECOMMENDATIONS (ITEM 22)

22

REFERENCES (ITEM 23)

23

CERTIFICATE OF AUTHOR (ITEM 24)

26

CONSENT OF AUTHOR (ITEM 25)

27

ILLUSTRATIONS (ITEM 26)

28

APPENDICES (ITEM 27)

29

List of Figures

Figure 1:

Location - Footwall and Foy Properties

Figure 2:

Footwall Project Property Map

Figure 3:

Foy Project - Property Map

Figure 4:

Footwall Property - Drill Plan

Figure 5:

Footwall Property - Longitudinal Section

Figure 6:

Foy Property - Drill Plan

Figure 7:

Foy Property - NI 03 / NI -4 Section

List of Tables

Table 1:

Foy Duplicate Samples - 2003

Table 2:

Foy Comparison of Lab Analyses to Standard Values - 2003

Table 3:

Foy-Footwall Joint Venture Budget

Appendices

Appendix 1:

Footwall Property – Patented/Unpatented Claims and Mining Leases

Foy Property – Patented/Unpatented Claims and Mining Leases

SUMMARY (ITEM 3)

The Footwall Project is located in the South Range of the Sudbury Intrusive Complex (the “SIC”) and encompasses the footwall contact in the area where the past producing Falconbridge and Falconbridge East Mines, the Cryderman deposits and the adjacent producing Garson Mine of Inco Limited (“Inco”) are located.  Aurora Platinum Corp. (the "Company" or "Aurora") announced on August 12, 2003 that it had exercised the option in its Option/Joint Venture Agreement with Falconbridge Limited ("Falconbridge") and had acquired a 60% interest in the Footwall and Foy Properties (collectively the “Properties”) by spending a total of $6 million in exploration on the Properties.

The Foy Project is an exploration stage property located in the North Range of the SIC with Aurora being the operator.  Since 2000, Aurora has identified three zones - the Nickel Lake, Wisner and Crazy Creek Zones of nickel-copper-platinum group metal (Ni-Cu-PGM) mineralization associated with the Foy Offset Dyke and within the Property.

The main focus of exploration on the Properties is magmatic Ni-Cu-PGM sulphide deposits typical of the Sudbury Mining Camp that has produced ore for over 100 years.  The Sudbury Basin is host to a variety of deposit types closely associated with the SIC, a layered igneous complex, with associated radial and concentric "offset" dykes of quartz-diorite composition.  The layered SIC ranges in composition from norite at its base through gabbro to a granophyric cap.  Nickel-copper ore bodies are generally found at the lower contact of the SIC or associated with offset dykes, as fault-related deposits and footwall deposits.  Mineralization generally occurs as semi-massive and massive sulphide deposits of pyrrhotite, pentlandite, chalcopyrite and titanium-poor magnetite.

In the eastern part of the Footwall Property, contact-type mineralization in the adjoining Inco ground to the north projects down-plunge into the Footwall Property and offers exploration potential (Cryderman Central and Cryderman East mineralization).  An exploration drill hole put down in this area in 2001 by the Joint Venture detected a strong borehole UTEM geophysical anomaly which was considered to reflect the down-dip extension of the Cryderman East mineralization on the Property.

During 2003 work on the Footwall Property focused on evaluating the down-plunge projection of the Cryderman East Zone onto the Footwall Joint Venture ground.  The program consisted of diamond drilling followed by borehole UTEM geophysical surveys.  Three holes were drilled in this area.  All holes deviated significantly due to the intensely foliated nature of the footwall sedimentary rocks.  No mineralization of economic significance was intersected, however, two off-hole conductive plates were indicated by the UTEM surveys.

At the Foy Property, previous work by Inco to the southeast (WD-150 claim) and current work by Aurora indicated a section of the Foy Offset Dyke that is mineralized over a length of about two kilometres.  This mineralized section extends from Inco's WD-150 nickel (Ni) - copper (Cu) sulphides deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake to the mineralization further west-northwest at Foster Lake.  Two holes were deepened and one new hole was drilled on the Foy Property in 2003 for a total of 2162 metres.  No mineralization of economic interest was intersected during this drilling.

The Crazy Creek Zone of structurally controlled footwall-type copper - platinum group metal (PGM) - precious metal (PM) mineralization about four kilometres west-northwest of Nickel Lake was stripped, mapped and sampled in 2003.  Detailed work covered about 3400 square metres and from this area 304 samples were collected and assayed and indicated gold, platinum, palladium, copper and nickel values of economic interest.  Fifteen kilometres of induced polarization (IP) surveys were completed in June 2004 and a second program consisting of 7.5 km of deep IP was completed in November 2004.  These surveys have produced drill targets for the 2005 program.

Aurora, as operator of the Footwall and Foy Properties will be carrying out drill programs for the Footwall and Foy Properties as approved by the Joint Venture.  At the time of writing, programs and budgets had not been finalized.

INTRODUCTION AND TERMS OF REFERENCE (ITEM 4)

The writer was requested by Aurora to provide a summary of exploration results to date on the Footwall and Foy Projects.  This report has been prepared for the purposes of filing an Annual Information Form (AIF) for Aurora, a publicly-traded mineral resource company listed on the TSX Venture Exchange, Toronto, Ontario, Canada.  The Footwall Project was managed by Falconbridge until August 12, 2003 at which time Aurora exercised the option in its Option/Joint Venture agreement with Falconbridge and became manager.  Information on the Footwall Project has been obtained from the Sudbury office of Aurora as well as from publicly available information.  Information on the Footwall Project has been derived from Quarterly Summary Reports of Activities submitted to Aurora by Falconbridge, the operator of the Project to August 12, 2003 and since that time from Aurora.

The author visited the Foy Property in 2000, 2001, 2002 and most recently on January 29, 2003.  The author also visited the core logging and storage facility on January 21, 2004.  The author has not visited the Footwall Property, however, it is planned that he will visit the Property once any new drilling program commences.  Information on both the Footwall and Foy Projects has been obtained from the Sudbury office of Aurora as well as publicly available information. Aurora has been operator of the Foy Project from July 2000 to the present and since August 12, 2003 has been operator of the Footwall Project.

This report presents the work completed, results obtained and the status of claims, agreements, etc. as of December 31, 2004.

DISCLAIMER (ITEM 5)

This report is prepared in compliance with NI 43-101 F1 and presents a review of the geology of the Footwall and Foy Properties and their economic potential.  The writer does not take any responsibility for environmental, political or other non-technical issues related to this report.  Information concerning legal issues relevant to Section 3 (Summary), Section 6.2 (Property and Ownership Status) and Section 6.3 (Nature of Company's Interest) of this report has been obtained entirely from documents provided by the Company and the writer does not take any responsibility for legal issues related to these matters.

PROJECT DESCRIPTION AND LOCATION (ITEM 6)

Location

The Footwall Property is located approximately 15 km east-northeast of Sudbury within Falconbridge and Garson townships (Figure 1).  The western end of the Property is located at latitude 46o 35'N, longitude 80o 50'W in NTS Map sheet 41 I/10.

The Foy Property is approximately 30 km north-northwest of Sudbury within parts of Bowell, Foy, Tyrone and Harty townships (Figure 1).  The centre of the Property is located at latitude 46o 45'N, longitude 81o 14'W, in NTS map sheet 41 I/14.

Property Ownership and Status

The Footwall Property (Figure 2) is comprised of 1601 hectares (“ha”) of patented mining claims held 100% by Falconbridge.

Appendix 1 lists the patented claims which comprise the Footwall Property.  Note that Aurora's interest in the Footwall Property is mining rights only and, to the extent known, should avoid any potential environmental liability due to previous mining activity.  Falconbridge retains the surface rights to the Footwall Property.

The Foy Property (Figure 2) is comprised of 2042 ha of mining lands.  Falconbridge has a 100% interest in 1413 ha held under patented mining claims (1036 ha), 21-year mining leases (361 ha) and one staked (unpatented) mining claim (16 ha).  The remaining 628 ha of patented mining claims lie within the Canhorn Joint Venture Claims, a 50/50 joint venture between Falconbridge and Inco (the “Canhorn Joint Venture”).

Appendix 1 also lists the patented claims, unpatented claims and mining leases with property descriptions which comprise the Foy Property.

Nature of Company’s Interest

Under a letter agreement dated June 7, 2000 which was formalized by an option and joint venture agreement (the "Falconbridge Agreement") dated August 28, 2000 between Aurora Platinum Corp. of Vancouver, British Columbia, Canada and Falconbridge Limited, Falconbridge granted Aurora an option to earn a 60% undivided interest in the Falconbridge Properties by expending a total of $6,000,000 on exploration over three years, of which $1,000,000 was to be incurred in the first year, $2,000,000 in the second year and $3,000,000 in the third year.

Having fulfilled the terms of the option, on August 12, 2003 Aurora exercised the option in the Falconbridge Agreement and acquired 60% of Falconbridge's interest in the Foy and Footwall Properties.  If the results of exploration warrant further development and exploration, the parties may enter into a development and operating agreement.  If either party becomes the owner of a 100% interest in the Falconbridge Properties, the 100% owner shall pay to the other party a 5% net proceeds of production royalty.  Each party has a right of first refusal to acquire the other party's interest.  The Falconbridge Agreement provides that Aurora and Falconbridge must contribute to exploration and development costs on a pro rata basis.  In addition, Falconbridge will have the option, provided that it has at least a 40% interest in the Falconbridge Properties, to increase its working interest in any specific project by 10% by funding a feasibility study and will have the further option, provided that it has at least a 50% interest in the Property upon commencement of the construction stage, to earn an additional 20% in the specific project by providing 100% of the funds required to place a deposit into production.  Falconbridge will then be entitled to recover 100% of mine construction costs from 90% of net cash flow from a mine.  The remaining 10% shall be shared, 70% by Falconbridge and 30% by Aurora.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)

TOPOGRAPHY AND PHYSIOGRAPHY

The Sudbury area is typical of the southern Canadian Shield with moderate yet rugged relief and with an elevation above sea level between 350 m to 450 m.  The area is forested mainly with pine, spruce, birch, poplar and alder.  Swampy lower-lying areas alternate with hummocky rock outcrops forming the higher ground to give a very irregular topography.  Small lakes and rivers trending mainly north-northwest due to the structural trends are also influenced by the southwest oriented Pleistocene glacial trends to form a complex, immature drainage pattern.

The Foy Property is located on a southward sloping plateau dissected by small streams, ponds and musket-filled depressions created by the Pleistocene glacial erosion.  Relief is not great, but the topography is locally rugged.  The main creeks may contain rapids, with their trends being controlled by glacial features and by faults (e.g. Sandcherry creek).  Vegetation is sparse in rocky upland areas, where birch, poplar and jackpine predominate.

Before mine development, the land surface in the vicinity of the Footwall Property was a flat glacial plan of sand and gravel marked by kettle holes up to 400 m in diameter (Mawdsley, 1931).  The glacial drift consisted of coarse gravel and sand with occasional boulders and covered the area to a depth of up to 75 m.  Currently, the Falconbridge smelter, gravel pits and associated infrastructure are present in the area.

There are limited amounts of small shrubs and trees in the Footwall Property area due to the effects of earlier smelting activities, however, the area is being reforested by an on-going planting program.

ACCESS AND INFRASTRUCTURE

Access to the Foy Property is limited to seasonal logging roads and all-terrain vehicle (ATV) trails.  The eastern part of the Project area is accessed by driving north from Sudbury on Highway 69N (Regional Road 80) through the towns of Val Caron, Val Therese and Valley East to the Nelson Lake Road turn off.  Travel north for 6.5 km along this serviced road to Pigeon Lake Road, a non-serviced gravel road that runs north between Nelson Lake and Joe Lake.  The centre of the Property lies about 18 km up Pigeon Lake Road, near where the road intersects the Ontario Hydro line.  Internal parts of the Property are best accessed by a rugged ATV trail that runs easterly along the trace of the Offset Dyke, between the hydro line to the east and the Nickel Offset Mine Road, located 7.0 km to the west.

From the eastern end of Sudbury, the Falconbridge Highway (Regional Road 86) extends northeast from Highway 17 through the town of Garson and then through the town of Falconbridge to the Footwall Property.  Access on the eastern and southern portions of the Property is via the road network surrounding the Falconbridge Smelter Complex.  The northeastern part of the Property is accessible via numerous unmaintained gravel roads heading towards Wanapitei Lake from the Smelter Complex.  The western portion of the Property is bisected by Hwy 541A.

Sudbury, with a population of over 160,000 is the largest metropolitan centre in northern Ontario.  It has a full service airport with regular service to Toronto and other major Ontario centres.  Access to the mineral properties is by road, as a well-developed road network exists throughout the regional municipality.

The community has its roots in nickel mining, with Falconbridge Limited and Inco Limited until recently being the main employers in the region following the discovery of nickel-copper ores over a century ago.  A major diversification plan for the region, instituted twenty years ago has resulted in Sudbury's emergency as a major centre for tourism, education, business and government.  A wide array of retail and financial services serve the community and employ over half the workforce.  The Sudbury area is particularly well-equipped to service the mining sector.

CLIMATE

The climate is temperate being characterized by cold winters and warm summers.  Temperatures generally range from -20o Celsius to +20o Celsius with extremes to -30o Celsius to +30o Celsius.  Geological mapping, trenching and geochemical activities are restricted to the summer months.  Claim staking, line-cutting, geophysics and drilling can be carried out year-long with the exception of fall freeze-up and spring break-up.

HISTORY (ITEM 8)

SUDBURY MINING CAMP

The Sudbury Mining Camp is one of the most prolific in the world with the Sudbury ore bodies being one of the largest repositories of nickel and copper (Figure 1).  Cosec (2000) has estimated production of 770 million tons of ore yielding 19 billion pounds of copper and 19 billion pounds of nickel for an average grade of 1.24% copper and 1.24% nickel from 1890 to 1992.  Current production from Sudbury is approximately 9,400,000 tonnes per year averaging 1.56% Ni and 1.61% Cu.

Mining and mineral exploration in the Sudbury area has a long and colourful history dating back to the 1859's, when the first published report in 1857 indicated Ni-Cu mineralization at the site of what became the Murray Mine.  The discovery that eventually sparked the interest in Sudbury was made by T. Flanagan in 1883.  Initially, the ores were considered to be value for their copper content, however, in 1887 their nickel content was recognized.  At that time, the nickel market was very limited, but by 1891 the use of nickel for armaments was being developed and by 1915 Sudbury was providing 80% of the world's nickel.  By 1928, the two main nickel-copper producers in the Sudbury area were the International Nickel Company and the Mond Nickel Company.  In 1928, Falconbridge Nickel Mines Limited was formed to develop the Falconbridge Orebody and to erect a smelter to treat the ore.  In 1929, the International Nickel Company and the Mond Nickel Company merged to form the International Nickel Company of Canada Limited, which became Inco Limited in 1976.  In 1982, Falconbridge Nickel Mines Limited became Falconbridge Limited (Giblin, 1984).

There are currently 14 operating mines in the Sudbury area (Meyer et al., 2000).  Inco Limited operates the Lower Coleman and McCreedy East mines on the North Range and the Creighton, Gertrude, Copper Cliff North and South, Frood, Stobie and Garson mines on the South Range.  Falconbridge Limited operates the Fraser and Craig mines on the North Range and the Lockerby and Lindsley mines on the South Range.

FOOTWALL PROJECT AREA

The exploration history of the Footwall Property dates to 1901, when Thomas A. Edison was testing magnetic/electromagnetic equipment on targets in the area.  One of his test pits was stopped just short of one of the widest portions of the Falconbridge Orebody (Mawdsley, 1931).  In 1916, the E.J. Longyear Company of Minneapolis, Minnesota discovered the Falconbridge and East deposits by diamond drilling.  Falconbridge Nickel Mines Limited, a subsidiary of Ventures Limited, was incorporated on August 28, 1928 to develop the Longyear properties.  The Falconbridge Mine was brought into production in 1929 and subsequently the East Deposit was explored by drifts driven from the Falconbridge Mine.  Later a production shaft was sunk at the East Deposit and production commenced in 1951.  The Falconbridge and East mines border the Footwall Property to the north.

The Falconbridge Mine was shut down in 1983 due to a collapse from unstable ground conditions after production of 33,065,837 tonnes grading 1.58% nickel and 0.89% copper.  The East Mine was closed in 1990 after production of 8,722,583 tonnes grading 1.15% and 0.76% copper.

The Garson mine, located about 4.5 km southwest of the Falconbridge mine just west of the Footwall Property boundary, was discovered by John Thomas Cryderman in 1891.  Ten years later, it was purchased by Dr. Ludwig Mond and mining operations commenced at the Mond Nickel Company's Garson mine in 1907.  The Garson mine became an Inco Limited mine with the 1929 merger and it operated until 1986 when it was closed due to unstable ground conditions.  It was reopening in 1994 and continues production.

Due to the presence of these mines at the southeast corner of the SIC there has been a long procession of companies acquiring and exploring properties in Garson and Falconbridge townships peripheral to the Falconbridge claims that make up the Footwall Property.  Falconbridge Limited, Inco Limited and predecessor companies have also, from time to time, carried out exploration in this area.

Underground development along the SIC in the 1940's and 1950's from the Falconbridge mine extended up to 650 m on to the western part of the property at the 1,750, 2,660 and 4,025 foot levels.  A total of 11,353 m of drilling, two airborne surveys and an AMT survey have been completed from 1916 to the time of the Option.  The Eastern part of the Property has received limited diamond drilling of 555 m from 1916 to the time of the Option.

FOY PROJECT AREA

Nickel mineralization at the Nickel Offsets Mine was discovered near the end of the 19th century (Card and Meyn, 1969).  The Nickel Offsets Mine is not held by Falconbridge nor is it subject to the Option Agreement.  Since it is located along the Foy Offset Dyke to the west of the main Foy claim group, it is of significance as an adjacent property.

In 1938, Nickel Offsets Limited carried out geophysical surveys and diamond drilling and outlined some 360,000 tons of Ni-Cu mineralization on the Foy Offset Dyke in central Foy township.  Two vertical, three compartment shafts, about 3,000 feet apart, were sunk to 1,599 feet (484.5 m) and 1,106 feet (335 m) with lateral development on four levels at each shaft.  In 2943, 10,390 tons were shipped to the Copper Cliff Smelter of the International Nickel Company of Canada, Limited.  A concentrator of 300 tons per day capacity was put into production in 1953 and there was additional underground development.  Between 1953 and 1957, 208, 551 tons of ore at a recovered grade of 1.09% Ni and 0.80% Cu were produced (Card and Meyn, 1969).

Subsequently, both Falconbridge and Inco have carried out various programs of exploration in the area of and along the Foy Offset dyke.  Work has consisted mainly of surface mapping and prospecting, geophysical surveys and diamond drilling.

A significant mineral deposit on Mining Location WD 150 is located east of the subject claims on ground held by Inco Limited.  In 1999, Falconbridge drilled a deep 1,500 m hole north of WD 150 deposit to evaluate the Offset dyke on its ground.  No publicly reported resources or reserves are available for the WD 150 deposit.

By 1987, United Reef Petroleum Limited (50%) and Canhorn Mining Corp. (50%) (Canhorn Option) held 60 patented claims that now comprise most of the claim group.  In 1987 and 1988, United Reef carried out an exploration program over the claims consisting of line-cutting, magnetometer, VLF-EM and detailed IP surveys, geological mapping and two phases of drilling in 63 holes totalling 35,055 feet (10,622.7 m).  Eleven mineralized zones of interest were outlined by this work.

In 1989, 55 patented claims of the United Reef Petroleum Ltd. - Canhorn Mining Corp. (Canhorn Option) Property were optioned to Inco Limited.  Inco carried out three-dimensional modeling of the dyke from the old mine records, selective geological mapping, shallow drilling and the drilling of three deep holes followed by borehole geophysics in 1990.  Drilling totalling 17,195 feet (5,210.6 m) in six holes.  Significant sulphide concentrations were not encountered but a UTEM borehole survey was recommended.  During the 1991 field season, the area between the old No. 1 and No. 2 shafts of the Nickel Offsets mine was mapped in detail.  Four drill holes in the No. 2 shaft area totalling 11,786 feet (3,571.5 m) were completed with no significant intersections.  UTEM surveys of the boreholes failed to indicate any conductors of note (Makela and Napoli, 1991, 1992).  No further work was recommended.

In 1948, Falconbridge drilled some shallow, small diameter holes within the area of the Wisner Zone.  In 1971, six deeper holes were drilled in the same area as the shallow hole with only minor sulphides of no significance encountered.  Magnetometer and IP surveys were conducted in the Foster Lake area by Falconbridge in 1970.

The Dollard claim group is located in the extreme northwest corner of Foy township along the extension of the Foy Offset dyke.  Prior to 1950, there was surface exploration consisting of trenching, pitting, sampling and geological and geophysical surveys.  The property was optioned by Falconbridge in 1952 and over the next 19 years they carried out various programs of line-cutting, geological and geophysical surveys and diamond drilling.  In 1971, Falconbridge purchased the property, which forms part of the optioned ground (the "Northwest Foy").

GEOLOGICAL SETTING (ITEM 9)

The Sudbury Intrusive Complex (SIC) is located in the southern part of the Canadian Shield with dominantly Archean units to the north and Proterozoic units to the west, east and south (Figure 1).

The SIC is bounded to the north by older, footwall basement Archean rocks, comprised predominantly of felsic plutons and gneisses, with lesser amounts of greenstone, which date at about 2,700 Ma (million years ago).  Late Archean tectonometamorphism (2,640 Ma) produced the Levack Gneiss Complex and the associated anatectic granitoid rocks.  The area was then intruded by the northwest trending Matachewan Dyke Swarm at about 2,450 Ma.  Gabbroic intrusions southwest and west of the SIC (the East Bull Lake and Shakespeare-Dunlop intrusions) are considered to be cogenetic with the lowermost volcanics of the Huronian Supergroup and are dated at about 2,490 - 2,450 Ma.

Huronian Proterozoic sedimentation and volcanism continued to about 2,200 Ma, largely to the south and east of the Sudbury area.  The sediments were derived from the Archean Superior Province to the north.  All of the rocks were intruded by the extensive Nipissing Diabase sill-dyke system at about 2,200 Ma.

The Sudbury Impact Event, which is dated at 1850 Ma, affected a large area both inside and outside the current limits of the SIC.  Estimates of the original diameter of the impact structure range from 150 km to 225 km.  The current SIC is a 60 km by 27 km oval-shaped basin, within the larger Sudbury Structure.  The Sudbury Structure is comprised of three principal components as follows:

1)

An outer zone up to 80 km wide consisting of fractured, locally brecciated and partially melted Archean and Proterozoic rocks which have been shock deformed by the impact and also intruded by offset dykes coeval with the formation of the SIC.

2)

The SIC, an intrusion or melt sheet, which is now exposed in the form of an elliptical collar around the Sudbury Basin.  The SIC is divided geographically into a North Range, South Range and East Range.

3)

The Whitewater Group of sediments comprised of the Onaping, Onwatin and Chelmsford Formations which filled the impact crater.  The Onaping Formation is now commonly ascribed to a fallback breccia derived from the impact event.  The overlying Onwatin Formation is mainly argillite and siltstone, while the Chelmsford Formation is comprised largely of distal turbidites.

The impact resulted in the formation of a radial and concentric pattern of offset dykes and zones of pseudotachylyte within the surrounding Archean and Proterozoic rocks.  Pseudotachylyte is a two-component rock formed by purely dynamic means under conditions of high rates of strain.  It is comprised of mineral and rock fragments derived predominantly from wallrocks, set within a typically dark, microcrystalline to fine-grained matrix, generated by grinding and frictional melting.

The Archean and Proterozoic rocks surrounding the basin have also been intruded by SIC related "quartz diorite" or "offset dykes".  Two major varieties of these dykes have been recognized: radial and concentric.  The radial dykes appear to stem from the norite and/or sublayer and extend into the footwall rocks in a radial pattern with respect to the SIC.  The concentric dykes may be related to ring faults and may either be connected to the norite/sublayer or represent accumulations of melt rock associated with pseudotachylyte formation.

The SIC has been variously interpreted as an endogenic intrusion or a melt sheet formed by meteorite impact, or a combination of the two.  Current thinking generally favours a melt sheet origin for this igneous body.  The SIC is exposed as an oval-shaped collar around the Sudbury Basin.  Dips on the North Range average 35o south, while the South Range dips steeply to the north and is locally overturned with south dips.  On the East Range, dips are steep to the west.

The SIC consists of four main units, which are from bottom to top: the contact sublayer (a discontinuous mineralized, xenolith-bearing norite), norite, quartz gabbro and granophyre.  The contact sublayer at the base of the SIC occupies kilometre-scale radial depressions, referred to as embayment structures.  Ni-Cu deposits are localized within these structures in smaller sub-horizontal structures call terraces.  Footwall breccia (also known as Late Granite Breccia or Anatexite), a xenolith-bearing metamorphic to igneous-textured breccia, underlies the contact sublayer discontinuously, predominantly along the North and East ranges.  The Footwall Breccia commonly contains Ni-Cu sulphide mineralization, which probably represents leakage from the contact sublayer.  The Sudbury Breccia, an unmetamorphosed breccia, can occur from the contact with the SIC up to several tens of kilometres form the SIC and is of significance as a host for Ni-Cu mineralization proximal to the SIC contact.

After its formation, the Sudbury Structure was affected by the Penokean Orogeny, variously dated at between 1,700-1,900 Ma.  Northwesterly directed thrusting during this orogenic event is believed to e responsible for northwest-southeast directed shortening of the SIC and Sudbury Basin, contributing to its current elliptical shape.

PROPERTY GEOLOGY

FOOTWALL PROPERTY

The footwall units to the SIC on the property are dominantly Huronian metasediments and metavolcanics (quartzite, pebbly sandstone, conglomerate and basalt).  The quartzite and pebbly sandstone are white to greenish-grey, fine to medium-grained and vary from massive to cross-bedded.  When the bedding is preserved, tops predominately face south and southeast and are locally folded about an easterly plunging axis.  Basalt is massive to weakly foliated, commonly fine-grained and amygdaloidal, with up to 25% amygdules and traces of sulphide mineralization.  Locally, pillowed and flow brecciated units are preserved and in rare sections flow brecciated basalt units grade into the conglomeratic sediment units.  Alteration is minimal throughout most of the area, with basalt altered to chlorite and rare carbonate in places.

A 5 km long and 1 km wide Sudbury Breccia Belt has been mapped south of the SIC in the property (Figure 4).  This belt is oriented northeasterly, sub-parallel to the SIC and is composed of up to 25% Sudbury Breccia matrix surrounding quartzite fragments and local conglomerate, basalt and gabbro fragments.  Sudbury Breccia was also observed as fine veinlets crosscutting the sediments.  The Sudbury Breccia matrix is fine-grained, light grey and poorly mineralized with traces of pyrite and local chalcopyrite.  Trace amounts of pyrrhotite, chalcopyrite and pyrite were observed in Sudbury Breccia, basaltic volcanics and sediments.

In the western part of the property, the contact between the basaltic footwall and the SIC is often strongly deformed and is marked by a mylonitic zone several metres wide.  Oriented easterly, the mylonitic zone has a left lateral sense of movement.  In the northern portion of this part of the property, the SIC includes norite and transition zone rocks, cut by late aphanitic dykes.  The norite is massive, medium to coarse-grained and quartz-rich.  The southern part of this block is covered by thick glacio-fluvial sand (6m-60m) underlain by Huronian mafic volcanics and sediments.  The easterly trending Garson Fault transects this area.

On the eastern side of the property, the SIC contact is southward or outward dipping, which is consistent with other structurally modified sections of the Sic South Range.

FOY PROPERTY

The Foy Offset dyke is the largest of the known radial offset dykes.  Emanating from the base of the eruptive, a region referred to as the "mouth", along a west-northwest trajectory, it extends for upwards of 28 km as far as Tyrone township and possibly beyond (Figure 2).  The mouth of the Foy is located in south-central Bowell township, between Roland Lake and the northern tip of Nelson Lake.  At this location the dyke is approximately 400 m wide, but narrows to 210 m at Nickel Lake, about 1.5 km to the northwest.  Further west, within the joint venture property, dyke width typically fluctuates between 150 m and 250 m and ultimately narrows to about 75 m within the northeast Foy claim group (Figure 2).  The description presented herein pertains only to those sections of the dyke that lie within the confines of the joint venture property.  See Grant and Bite (1984) for a general descriptive overview of Sudbury Offset dykes.

Pattison (1979) describes the lithological complexities of the Foy Offset dyke, stating that from the mouth to just west of Foster Lake (~ 3 km), it is composed of essentially sublayer with localized, extensive, zones of Footwall Breccia.  At Nickel Lake, the core of the dyke is essentially a fine to medium-grained inclusion-bearing quartz diorite, exhibiting a distinct magmatic textured matrix hosting 30-40% inclusions of predominantly fine grain to very fine grain, mafic (diabase/amphibolite) and fine grain to medium grain diorite, gabbro and amphibolite, with lesser fine grain, massive feldspathic (plagioclase-rich) inclusions.  Inclusions are typically less than 6 cm, subrounded to rounded with weakly corroded and disaggregated borders against the host quartz diorite.  The magnetic character of the rock is due to its pyrrhotite content and the abundance of magnetic diabase inclusions.

Field has indicated that in this section the dyke consists of three distinctive types of quartz diorite: marginal A, marginal B and inclusion-bearing.  The first intrusive pulse of material giving rise to the Foy Offset dyke consists of a nonmagnetic, marginal A quartz diorite.  When present, the marginal phase always lies in contact with local country rock.  Noticeably inclusion deficient and distinctly magmatic, it hosts a well-defined medium grain to fine grain granophyric texture characterized by 3-7% acicular amphiboles (up to 8 mm in length), with lesser medium grain biotite and nil to trace fine grain to medium grain disseminated pyrite.  Marginal B quartz diorite intruded marginal A, as determined by the presence of marginal A inclusions with marginal B rocks.  Marginal B rocks exhibit a medium grain to coarse grain granophyric texture, +/- a well-developed spherulitic texture consisting of 10-20% spherulite-like clots (3-12 mm) characterized by randomly oriented to poorly radiated feldspar laths (+/-

amphiboles).  It is predominantly inclusion poor with nil to sporadic granitoid and mafic inclusions in the 5-10 mm diameter range.

The central inclusion-bearing phase accounts for greater than 95% of the dyke and it is in this phase that all of the significant sulphide mineralization has been found.  Rare inclusions (3-20 cm) of pinkish grey, marginal, granophyric, quartz diorite (contact phase) have been observed within the outer contact zone of the inclusion-bearing phase.  This represents marginal phase material that has been ripped away as a result of the latest intrusive event.  Marginal-type inclusions were only found within 1 m of the marginal/inclusion-bearing contact.

Dyke rocks are fine grain to medium grain, inclusion-bearing quartz diorite, typically medium-grey (mottled), characterized by 10-40%, locally up to 70-80%, predominantly granitoid/feldspathic inclusions (few mm to 1.70 m) with subordinate mafic (diabase, meta-volcanic) and gneissic/migmatitic material and rare/sporadic ultramafic intrusions (pyroxenite, anorthosite).  Although inclusions up to 200 m have been observed, the typical size range is from 0.5-3.0 cm to 5.0 m.  This unit ranges from non-magnetic to moderately and strongly magnetic (sporadically), reflecting the typically non-magnetic nature of the quartz diorite groundmass and the variable magnetic character of the inclusions.

The Foy Offset intrudes Archean granitoid country rocks consisting of granite, granodiorite to hornblende granodiorite, migmatitic hornblende (biotite) gneiss and hornblende gneiss diabase.  The abundance of diabase dykes that appear to strike parallel to subparallel to the Offset, along its northern and southern margins, suggests that the Foy Offset dyke intruded a previously reactivated structure.

Four northwest striking regional faults cut the Foy Offset dyke.  From east to west they are: Rand Creek Fault (horizontal displacement of ~220 m), Wingekisinaw River Fault (horizontal displacement of ~650 m), Bear Lake Fault (horizontal displacement of ~200 m) and Sandcherry Fault (horizontal displacement of ~700 m).  It has long been known that changes in dyke geometry represent areas favourable for the anomalous concentrations of sulphides.  Recognizing such features is one of the primary objectives of both the field mapping and diamond drilling program.

DEPOSIT TYPE (ITEM 10)

The individual ore deposits are typically zoned.  Fractional crystallization of monosulphide solid solution from a sulphide melt is believed to have given rise to a cumulate phase rich in iron, cobalt, rhodium, ruthenium, iridium and osmium, (pyrrhotite-rich ores) and a fractionated liquid rich in Ni, Cu, Pt, Pd and Au (chalcopyrite and PGM rich ores).  In some cases, the liquid phase is then believed to have migrated out from the sublayer and further fractionated to form Cu- and PGM-rich footwall orebodies.

The mineralization commonly consists of pyrrhotite, pentlandite, chalcopyrite, pyrite and titanium-poor magnetite.  Accessory minerals present in lesser amounts include the copper minerals cubanite and bornite; the nickel minerals bravoite, millerite and mancherite; the tellurides altaite and mackinawaite; all the platinum group minerals merenskyite, michenerite, moncheite and sperrylite, as well as argentian bismuth, cassiterite, gold galena, ilmenite and sphalerite.  Second minerals include marcasite, violarite and vallerite.

Exploration is focused on the deposit types most typical of the Sudbury Mining Camp and after years of study, the mineralization can be categorized in three deposit settings:

1)

Contact deposits along the lower contact of the SIC occur in association with a noritic to gabbroic inclusion-bearing contact phase known as the sublayer.  The thickness of the sublayer is highly variable ranging from entirely absent to over 100 m in thickness.  Greatest thicknesses are found in kilometre-size radial embayments.  Within these embayments are smaller secondary troughs or "terraces".  The highest sulphide concentrations within the sublayer are found within the embayments.  Within the embayments the sulphide distribution is further controlled by the terraces.  Large concentrations of sulphides and nickel are often found in footwall deposits immediately adjacent to these terraces.  Copper/nickel ratios are typically lowest in the sublayer and increase towards the Footwall Breccia.

Contact deposits comprise 21 of the 35 mines in the camp in both the North Range and the South Range.  The lower contact of the SIC presents a defined exploration target and has been a prolific producer over the years.  As near surface targets along the contact became exhausted, exploration in later years focused on deeper targets utilizing a variety of deep penetrating geophysical methods.  Contact deposits at the base of the SIC are still currently being mined by both Falconbridge and Inco.  The majority of these are deep mines.

Fault-related deposits are a subset of contact deposits and are associated with near-vertical faults that cut the South Range Lower Zone norite and adjacent Huronian footwall mafic metavolcanics of the Stobie Formation.  The Falconbridge, East Falconbridge and Garson mines are typical fault-related deposits (Owen and Coats, 1984) exhibiting characteristic "contorted schist inclusion sulphide" in the main shear zone and "inclusion massive sulphide" as discontinuous lenses in adjacent metavolcanic rocks.

2)

Footwall deposits are zones of sulphide mineralization in the form of stringers, veins, massive sheets and/or disseminated sulphide that have migrated from the base of the sublayer or Footwall Breccia and penetrated deeply into the footwall rocks.  In some instances the mineralization is associated with extensive zones of thermal-metamorphosed Sudbury Breccia, which may have acted as a conduit for the mineralizing fluids.  Quartz diorite pods are sometimes associated with the highly thermally metamorphosed Sudbury Breccia zones.

3)

Offset Dyke deposits are intimately associated with radial and concentric dykes that have penetrated the footwall rocks.  The Frood-Stobie mine is the largest of the Offset deposits.  This mine lies within the South Range Breccia Belt and is situated about 2 km into the footwall.  The mineralization occurs as disseminated to massive sulphides within the dykes.  The massive sulphide bodies are often rimmed by a halo of disseminated material and are often found associated with one of the contacts of the dyke with the surrounding footwall.  The Copper Cliff and Worthington radial offset dykes host major zones of sulphide mineralization containing high levels of PGM's.  A new orebody in the

Copper Cliff dyke, the Kelly Lake Deposit, is estimated to contain a resource of over 10 million tonnes at a grade of 1.77% Ni, 1.34% Cu and 3.6 g/t PGM (Mining Magazine, 2000).  At the Totten mine on the Worthington Offset, Inco announced a new discovery in 1999.  This is high-grade mineralization and the reported highest grade intersection assayed 3.6% Cu, 3.2% Ni and 5.7 g/t PGM's over a core length of 16 m.

MINERALIZATION (ITEM 11)

FOOTWALL PROPERTY

No mineralization of significance has been reported by Falconbridge from the current drill program on the Footwall property.  Historical mine records are currently being reviewed to ascertain the potential for extensions of the Falconbridge / East mine deposits and the Falconbridge West Zone, an area of mineralization encountered 50 m west of the Falconbridge mine on to the Footwall property.  Known mine workings exist on the property and a 75 m safety buffer has been established to protect the diamond drill contractors from hydrostatically overpressured flooded mine working.  The adjoining Cryderman, Cryderman Central and Cryderman East deposits held by Inco have potential to plunge on to the Footwall property at depth as well.

FOY PROPERTY

Mineralization occurs as pods, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset dyke.  The Wisner Zone is a one-kilometre section of the Foy Offset dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hangingwall of the Offset dyke.  A similar relationship exists in the Nickel Lake zone, which was discovered by drilling of an electromagnetic conductor at depth, down-dip from the Inco Limited WD 150 deposit.  Small, surface gossans (10 m by 10 m area) in the WD-38 zone consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.

EXPLORATION (ITEM 12)

Footwall Property

In early December 2002, hole F-306 targeted the down-plunge extension onto the Footwall Joint Venture Property of the Cryderman East Zone of Inco.  A borehole UTEM survey of hole F-306 identified a conductive zone approximately 200 m to the west of the hole and this conductive zone was considered to coincide with the down-plunge projection of the Cryderman East Zone.  A second conductor centred at approximately 1300 m in the hole and 50 m above and to the north of the hole was also indicated.  The interpretation suggested a discrete sulphide source lying in the immediate footwall of the Cryderman East Zone.

In the second quarter, two holes (F-306A and F-306B) were completed in an attempt to intersect the second conductive zone.  F-306A, an 800 metre wedge from hole F-306, deviated and was terminated prior to intersecting the proposed target.  Hole F-306B ended at a depth of 1,623 metres, approximately 15 metres from the Inco boundaries and also missed the interpreted conductive plate.  Drilling deviation was due to the intensely foliated nature of the footwall sedimentary rocks.  A borehole UTEM survey of hole F-306B indicated a conductive body between 50 metres and 150 metres to the west.

Aurora became the operator of the Footwall Property on August 12, 2003 when it exercised the option in the Falconbridge Agreement.  Since that time the Company has been concentrating on digitizing all the Falconbridge Mine and East Mine geological and engineering data such as level plans and sections.  The objective of this work is to create a digital database that can be used to create a detailed, three-dimensional mine model to assist in generating exploration targets.  As of December 31, 2004 it was anticipated that the mine model would be completed within the first quarter of 2005.

Foy Property

Mineralization occurs as zones, lenses and veins of massive and semi-massive sulphide minerals, mainly pyrrhotite, pentlandite and chalcopyrite in localized areas of the Foy Offset dyke.  The Wisner Zone is a one-kilometre section of the Foy Offset dyke containing anomalous sulphide mineralization in outcrop, primarily on the upper surface of country rock protrusions within the hanging wall of the Offset dyke.  A similar relationship exists in the Nickel Lake Zone, which was discovered by drilling an electromagnetic conductor at depth, down-dip from the Inco WD-150 deposit.  Small, surface gossans (10 metres by 10 metres in area) in the WD-38 zone consist of inclusion quartz diorite with a sulphide matrix in sublayer rocks at the contact with late granite breccia.  This mineralization forms an approximately 2 km long zone extending from WD-38 in the southeast, to Aurora's discoveries north and northeast of Nickel Lake to west-northwest of Foster Lake.  Approximately 4 km west-northwest of the Nickel Lake Zone is the Crazy Creek Zone of mineralization which lies partly on the Falconbridge Joint Venture and partly on the Canhorn Joint Venture, location WD232.

Two holes, 00-09 and 0F-01, were deepened in 2003 and one new hole, 03-11, was completed to a depth of 1108 metres, however, no mineralization of economic significance was intersected in this drilling.

The Crazy Creek Zone is characterized by footwall-type stringer mineralization rich in copper, PGM and precious metals and with a strong structural control.  During the second quarter of 2003, the Company completed a UTEM and EM 31 ground electromagnetic survey over an area of approximately 22 ha and covering the areas of known mineralization/conductivity.  This work identified an extensive area of conductivity associated with the Crazy Creek Zone mineralization.  During the third quarter of 2003, Aurora commenced a program of mechanical stripping, power washing, geological mapping and sampling which was completed in December 2003.  Approximately 3400 square metres, to an average depth of about 1.25 metres, were stripped and washed.

The stripped and washed area exposed sulphide mineralization as dominantly north-south trending, anastamosing lenses, veins, veinlets and stringers.  The stripping exposed mineralization over a north-south strike length of approximately 180 metres and across a width of 160 metres.

The Crazy Creek Zone as exposed in the newly trenched area is characterized by high-grade Cu-PGM-rich lenses and veins with metal values similar to “footwall-type” mineralization.  A total of 304 channel samples were collected from the stripped area with samples being taken to determine the metal context of the veins and lenses as well as the host, inclusion-bearing quartz diorite.  Channel sample lengths varied from 0.15 metres to 2 metres with sample widths being from less than 7 centimetres to 9 centimetres.  Metal values varied as follows:

gold - detection limit (<1 part per billion) to 15.2 grams per tonne platinum - 2.5 parts per billion to 3.6 grams per tonne

palladium - 0.05 parts per billion to 7.5 grams per tonne

silver - detection limit (0.2 parts per million) to 217 grams per tonne copper - 0.01% to 33.9%

nickel - 0.01% to 4.3%.

Vein mineralogy consists of chalcopyrite, bornite, pyrite and minor quartz.  Platinum, palladium and silver occur as bismuth tellurides displaying overgrowth textures suggesting multiple episodes of mineralization.  A pervasive iron-rich chlorite along vein margins represents an intense hydrothermal alteration.

In June 2004, 15 km of IP surveys over the Crazy Creek Zone were completed and in November 2004, an additional 7.5 line-km of deep IP was completed.  These two surveys have identified drill targets for evaluation in 2005.

DRILLING (ITEM 13)

Footwall Property

Three holes were drilled on the Footwall Property during 2003.  These were holes F-306, and two wedge holes, F-306A and F-306B.  Hole F-306 was completed to a depth of 1520 metres and F-306A was an 800 metre wedge from F-306.  Hole F-306B was completed to a depth of 1623 metres.  The total meterage was 3943 metres.  The results obtained from these three holes are summarized in Section 12 Exploration, Footwall Property.  There was no additional drilling in 2004.

Foy Offset Property

Two holes on the Foy Property (00-09 and 0F-01) were deepened in 2003 and one new hole (03-11) was completed.  As well, drilling continued on the Nickel Lake Property (Aurora-Inco Option/Joint Venture) which surrounds the Falconbridge Joint Venture below Nickel Lake.  The locations of the drill holes completed to June 30, 2004 in this area are shown in Figure 6.  A total of 2162 metres was drilled in the three holes on the Foy Property.  There was no additional drilling in 2004.

SAMPLING METHOD AND APPROACH (ITEM 14)

For the Footwall Project drilling program, Falconbridge reported that the sampled core was sawn in half, with one-half of the core submitted to Lakefield Research for analysis and the other half retained for comparative purposes.

For the Foy Project drilling program, all of the drill core is sawn in half with a diamond saw.  Half of the drill core is sampled in one-metre intervals for disseminated mineralization and one-half metre intervals for massive mineralization.  The remaining half of the core is stored by the Company in a secure location.

Lithogeochemical samples taken by Aurora are panel samples or channel samples collected during mapping and prospecting to be representative of an outcrop.  Channel samples are cut with a diamond saw in trenching programs.

All sampling is done by Aurora personnel and all samples are considered to be representative of the intersected mineralization.  No factors that might create sample bias have been recognized.

SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)

Falconbridge reported that all samples were analyzed for Ni, Cu, Pt, Pd, Au, Ag, Co and S, with a few selected samples analyzed for Pb and Zn.  Samples were crushed and pulverized by Lakefield, with reject material retained at Lakefield Research (“Lakefield”) for 90 days, then returned for long-term storage at Falconbridge.

On the Foy Project, samples were dried, crushed and approximately 250 grams are pulverized to pass 75 microns at ALS Chemex Laboratory’s (“ALS Chemex”) preparation facility in Mississauga, Ontario.  Pulps are shipped to their laboratory in Vancouver, B.C. for analyses.  Gold, platinum and palladium are analyzed by fire assay with an ICP finish.  A gravimetric assay is done for gold values greater than 1000 ppb.  Silver, copper, nickel and cobalt are initially digested in a partial extraction by aqua regia digestion and analyzed by atomic absorption.  For values greater than 10,000 ppm a total digestion with atomic absorption finish is undertaken.

Falconbridge utilizes Lakefield, a laboratory that is accredited to the ISO/IEC Guide 25 Standard for Specific Registered Tests.  Falconbridge has not commented on its security procedures and handling of the sample material nor has Falconbridge reported on its quality control procedures.

Aurora has implemented a quality control program to ensure best practice in the sampling and analysis of the drill core.  The drill core and lithogeochemical samples are transported in security-sealed bags for preparation at ALS Chemex in Mississauga, Ontario.  This ISO 9001: 2000 registered laboratory is actively pursuing ISO 17025 certification under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".  In addition to the laboratory's internal analysis of accuracy and precision, Aurora submits standards for analysis of accuracy of the results.

Sample duplicates are taken in all Aurora drill programs with a duplicate being taken every 40th sample.  Randomly selected pulps are also selected and sent to a second certified lab for analysis.  Approximately 5% of all samples are checked in this fashion.

DATA VERIFICATION (ITEM 16)

The author did not visit the Footwall Project site.  Falconbridge was the operator and the program was being operated within their technical standards.  Falconbridge was using reputable, certified labs for their analyses.

The author visited the Foy Project site most recently on January 29, 2003 and the core logging and storage facility on January 21, 2004 and was satisfied that the geological controls, accuracy of surveying of drill collars and downhole orientation, the sampling methods and procedures and the chain of custody met with the highest standards of best practice.  Aurora is using reputable, certified labs for their analyses.  The analytical methods used for this project meet with industry standards.

Table 1 summarizes the results from 8 duplicate samples from the Foy Project.  The original sample and the corresponding duplicate are paired with the original sample first followed by the duplicate (shaded).  In general, there is reasonable correlation between the original and duplicate, however, for some individual samples as well as specific elements there are some significant variations.  These variations between individual samples are considered to be quite typical and illustrate the problems associated with sampling a complex zone of mineralization with a drill hole of a small volume compared to the body of mineralization.

Table 2 presents the results obtained from three standards submitted to ALS Chemex as part of Aurora's quality control program.  As can be seen there is good correlation between the ALS Chemex results and the standard value with the nickel values being identical.  The only values which appear to show a constant bias are those for copper.  Here the ALS Chemex values are consistently lower than the standards.

Table 1

2003 Foy Project Drilling – Duplicate Samples

Hole No.	Sample No.	Ag (ppm)	Pb (ppm)	Cu (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Ni (ppm)	Co (ppm)
00-09	672073	0.1	10	274	2	7.5	4	83	22
00-09	672081	0.1	22	453	3	13.5	8	87	26
00-09	672117	6.2	136	2570	76	96	59	196	14

00-09	672121	4	115	1645	67	73.5	40	132	15
00-09	672159	0.1	17	74	0.5	5.5	4	60	17
00-09	672161	0.1	16	87	0.5	7	4	71	22
00-09	672201	59.8	2440	51400	145	252	1640	8360	63
00-09	672202	31.6	589	30500	105	174.5	980	2920	30
00-09	672241	0.1	10	49	0.5	0.25	0.5	32	33
00-09	672242	0.1	11	50	0.5	0.25	0.5	32	33
00-09	673785	0.1	8	76	3	3	3	94	20
00-09	673791	0.1	7	89	2	2	3	100	26
00-09	673821	0.1	6	85	2	2	2	92	24
00-09	678333	0.2	7	95	3	4	4	104	26
03-11	673913	11.9	755	6060	74	263	233	9330	661
03-11	673924	14.4	1590	5840	82	265	258	9470	753

Field Duplicates (quartered core samples)

NOTE:  Ag, Pb, Cu, NI, Co analyzed by AA

 Au, Pt, Pb analyzed by ICPMS

Table 2

2003 Foy Project Drilling

Comparison of Lab Analyses to Standard Values

BHID	Sample No.	Assay Standard Code	Lab Results	Element	Standard Values
00-09	673790	Sud-2	117	Au	128
00-09	673790	Sud-2	449	Pd	487
00-09	673790	Sud-2	276	Pt	297
00-09	673790	Sud-2	408	Co	500
00-09	673790	Sud-2	9430	Cu	10700
00-09	673790	Sud-2	16800	Ni	16800
00-09	673832	Sud-2	89	Au	128
00-09	673832	Sud-2	440	Pd	487
00-09	673832	Sud-2	305	Pt	297
00-09	673832	Sud-2	411	Co	500
00-09	673832	Sud-2	9600	Cu	10700
00-09	673832	Sud-2	16900	Ni	16800
03-11	673923	Sud-2	106	Au	128
03-11	673923	Sud-2	546	Pd	487

03-11	673923	Sud-2	311	Pt	297
03-11	673923	Sud-2	345	Co	500
03-11	673923	Sud-2	9910	Cu	10700
03-11	673923	Sud-2	16800	Ni	16800

The writer did not carry out any check sampling since it is considered that the work is being carried out in a very professional manner and that the Aurora personnel are following well laid out procedures of sampling and check sampling.  Also, the Sudbury nickel-copper sulphide mineralization is well understood and visibly recognizable.

In the author's opinion, adequate quality control procedures are in place for this stage of the Project.  As the project advances to a resource development stage, further quality control procedures may be required and can be reviewed at that time.

In the opinion of the author, the computerized data management system utilized by Aurora is of the highest standards.  The information is well organized, is backed up on a regular basis and produces high quality geological logs, sections and three-dimensional drawings.

ADJACENT PROPERTIES AND MINERAL BELTS (ITEM 17)

The Sudbury Mining Camp is one of the most prolific geological environments for economic occurrences of magmatic Ni-Cu-PGM's in the world.  The Ni-Cu-PGM orebodies at Sudbury are considered to constitute the largest known concentration of copper-nickel sulphides on Earth (Figure 1).  Total reserves and production are estimated at about 1.6 billion tonnes of ore.  Production to date is in excess of 8.4 million tonnes of nickel metal and 8.3 million tonnes of copper metal (Naldrett, 1994).

As such, there are numerous adjacent properties in the Sudbury Mining Camp that are in production, have been in production in the past, or are prospective.  There is ample literature and statistical data that corroborates the production, resources, reserves and exploration history of the Sudbury Mining Camp as referenced in this report.

The most important adjacent mines to the Footwall Property are Falconbridge's past-producing Falconbridge and East Mines and Inco's Cryderman Main, Cryderman Central and Cryderman East deposits, which have excellent potential to plunge at depth on to the Footwall Property.  Immediately to the west of the Footwall Property, Inco's Garson Mine, 500 metres west of the western boundary of the Property, is currently in production at an annual rate in 1998 of 619,056 tonnes grading 1.86% nickel and 1.21% copper (Meyer et al., 2000).  The Garson Fault is projected onto the Footwall Property from this fault-related deposit.

MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)

The mineralization encountered in exploration of both the Footwall Property and the Foy Property is typical of Sudbury District copper-nickel ores and as such, should not pose any processing or metallurgical risks.  However, there have been no mineral processing or metallurgical tests completed at the current stage of this project.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (ITEM 19)

There are no reserves or resources estimated for the Properties consistent with current CIM Standards as per "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, 2003" and NI 43-101 requirements.  A mineral inventory of historical remnant mineralization remaining in the Falconbridge and East Mines at the time of closure in 1984 and 1990 respectively has been reported previously (Winter, 2003) and is available on SEDAR.

No mineral reserves or resources have been defined on the Foy Property.

OTHER RELEVANT DATA AND INFORMATION (ITEM 20)

There is no additional relevant data or information.

INTERPRETATION AND CONCLUSIONS (ITEM 21)

Footwall Property

Drill hole F-306 was collared on December 2, 2002 and before the Christmas break was drilled to a depth of approximately 500 metres.  The hole was resumed in January 2003 and was completed to a depth of 1520 metres.  Two wedge holes (F-306A and F-306B) appear to have deviated from the target area and no mineralization of significance was intersected, however, borehole UTEM work indicated the presence of two conductive plates adjacent to the holes.

All the Falconbridge Mine and East Mine data has been digitized and currently a three-dimensional model which will serve to focus further exploration work is being created with completion expected in the first quarter.

Foy Property

Previous work by Inco to the southeast and current work by Aurora in the Inco Nickel Lake Property Joint Venture and the Foy Property have indicated a section of the Foy Offset Dyke that is mineralized over a length of about two kilometres.  This mineralized section extends from Inco's WD-150 Ni-Cu sulphide deposit in the southeast, through the Aurora discoveries on the northeast and north sides of Nickel Lake to the mineralization further west-northwest at Foster Lake.

The Aurora discovery of offset-dyke type Ni-Cu sulphide mineralization in the Nickel Lake Zone appears to be concentrated on the hangingwall of the Foy Offset Dyke.  The sulphide mineralization is interpreted to occur associated with protrusions or ledges of granitoid country rock projecting into the hangingwall of the dyke.  Drilling to date has indicated the presence of a zone or zones of massive to semi-massive mineralization that lie in part within the Foy Property beneath Nickel Lake.

Work on the Crazy Creek Zone about four kilometres west-northwest of the Nickel Lake Property within and adjacent to the Offset Dyke has identified an area of structurally controlled, footwall-type Cu-PGM-precious metals stringer mineralization.  Approximately 3400 square metres were stripped, mapped and sampled and indicated sulphide mineralization in north-south-trending stringers along strike (north-south) for 180 metres and across a width of 160 metres.

A total of 304 channel samples taken from the sulphide lenses, veins and adjacent host rock returned metal values as follows:

gold - <1 part per billion to 15.2 grams per tonne

platinum - 2.5 parts per billion to 3.6 grams per tonne

palladium - 0.5 parts per billion to 7.5 grams per tonne

silver - <0.2 parts per million to 217 grams per tonne

copper - 0.01% to 33.9%

nickel - 0.01% to 4.3%.

A recently completed IP survey (15 kilometres) over the Crazy Creek Zone is currently being evaluated.

The Crazy Creek Zone is considered to be a target area of considerable economic interest and requires drill-testing to evaluate its economic potential.

RECOMMENDATIONS (ITEM 22)

Both the Footwall and Foy Properties, particularly in the context of the Sudbury mining camp are of considerable merit and additional work on both Projects is warranted.

Aurora has completed a second IP survey over the Crazy Creek Zone and drill targets have been identified.  As of December 31, 2004 the modelling of the Footwall Project mine data (Falconbridge Mine and East Mine Properties) was nearing completion.  The management committee is currently reviewing proposed programs and budgets for 2005.

L.D.S. Winter, P. Geo.

February 28, 2005

REFERENCES (ITEM 23)

There is extensive literature on the geology and mineral deposits of the Sudbury area, however, the following references used in the preparation of this report are considered to be the most pertinent.

Aeroquest Limited, 2000

Report on a Helicopter-borne Magnetic and Electromagnetic Survey, Midrim, Footwall, Foy 1, Foy 2 and North Range Projects, Ville Marie, P.Q. and Sudbury, Ont. Area for Aurora Platinum Corp., December, 2000.

Aurora Platinum Corp. - Falconbridge Limited JV, 2002

Unpublished information.

Blasco, K. and Lamontagne, Y., Lamontagne Geophysics Ltd., 2001

Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Foy: Holes Ni-01, Ni-02, Foy Main: Hole DDH-06, Wisner: Holes DDH-01, 05, 07, 04, May/July, 2001.

Byron, M., Aurora Platinum Corp., 2002

Memo to Scott McLean, Falconbridge Ltd., Winter Drill Proposal and Project Summary, Foy Offset Property, January 18, 2002.

Card, K.D. and Meyn, H.D., 1969

Geology of the Leinster-Bowell Area, District of Sudbury, Ontario Department of Mines, Geological Report 65.

Cosec, M., 2000

Some Sudbury Production Statistics, Staff Geologist, Sudbury District, Ontario Geological Survey, 2000.

Dressler, B.O., 1984

Sudbury Geological Compilation.  Ontario Geological Survey Map 2491, Precambrian Geology Series, scale 1:50,000, geological compilation 1982-83.

Dressler, B.O., Gupta, V.L. and Muir, T.L., 1991

The Sudbury Structure.  In Thurston, P.C. et al., (ed.) Geology of Ontario.  Ontario Geological Survey Special Volume 4, 593-625.

Dressler, B.O., Peredery, W.V. and Muir, T.L., 1992

Geology and Mineral Deposits of the Sudbury Structure, Ontario Geological Survey, Guidebook 8, 33 pages.

Eckstrand, O.R., 1995

Magmatic Nickel-Copper-Platinum Group Elements, in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada No. 8.

Falconbridge Limited, 2001, 2002

Quarterly Summary Report of Activities, Footwall Project.

Fugro Airborne Surveys, 2001

Logistics and Processing Report of the Airborne Magnetic and MEGATEM II Electromagnetic Multicoil Survey of the Foy Project, Phase 1, Sudbury, Ontario for Aurora Platinum Corp., September, 2001.

Giblin, P.E., 1984

History of Exploration and Development of Geological Studies and Development of Geological Concepts.  In The Geology and Ore Deposits of the Sudbury Structure, Ontario Geological Survey Special Volume 1.

Grant, R.W. and Bite, A., 1984

Sudbury Quartz Diorite Offset Dykes.  In The Geology and Ore Deposits of the Sudbury Structure.  Ontario Geological Survey Special Volume 1.

Heminsley, G. and Lafortune, G., Lamontagne Geophysics Ltd., 2002

Logistics and Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Aurora Platinum Corp., Nickel Lake: Holes Ni-03-2, Ni-04, January, 2002.

Heminsley, G. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

Interpretation Report on a BH UTEM 4 Survey in Sudbury, Ontario for Falconbridge Limited, Footwall Zone: Holes F-286, F-287, F-288, F-290, F-291, F-292, October, 2001.

Krogh, T.E., Davis, D.W. and Corfu, F., 1984

Precise U-Pb Zircon and Baddeleyite Ages for the Sudbury Area.  In The Geology and Ore Deposits of the Sudbury Structure.  Ontario Geological Survey Special Volume 1.

Langridge, R. and Sinclair, R., Lamontagne Geophysics Ltd., 2001

Logistics Report and Interpretation UTEM 3 Survey, Falconbridge Footwall Project, Falconbridge, Sudbury for Falconbridge Limited (Exploration), May, 2001.

Lightfoot, P.C., Naldrett, A.J. and Morrison, G., 1997

Sublayer and Offset Dykes of the Sudbury Igneous Complex - an Introduction and Field Guide.  Ontario Geological Survey Open File Report 5965.

Lochhead, D.R., 1955

The Falconbridge Ore Deposit, Canada.  Economic Geology, v. 50, pp. 42-50.

Mawdsley, J.B., 1931

Geology of Part of the Falconbridge and Errington Properties in the Vicinity of Sudbury, Ontario.  Geological Survey of Canada, Memoir 165, pp. 82-88.

Mazur, R.J., 2002

Falconbridge Option Properties, Foy and Footwall, Sudbury, Ontario Technical Report for Aurora Platinum Corp. for NI 43-101, 43 p. Appendix.

Meyer, G., Cosec, M., Grabowski, G.P.B., Guindon, Chaloux, E., and Charette, M., 2000

Open File Report 6007, Report of Activities, Resident Geologists Program, Kirkland Lake and Sudbury Districts, Ontario Geological Survey, 2000.

Mining Magazine, April 2000, p. 234.

Naldrett, A.J., 1984

Mineralogy and Composition of the Sudbury Ores.  In The Geology and Ore Deposits of the Sudbury Structure.  Ontario Geological Survey Special Volume 1.

Naldrett, A.J., Innes, D.G., Sowa, J. and Gorton, M.P., 1982

Compositional Variations Within and Between Five Sudbury Ore Deposits.  Economic Geology, v. 77, 1519-1534.

Naldrett, A.J., Pessaran, R., Asif, M. and Li, C., 1994

Compositional Variation in the Sudbury Ores and Prediction of the Proximity of Footwall Copper-PGE Orebodies.  In Lightfoot, P.C. and Naldrett, A.J. (eds.) Proceedings of the Sudbury - Noril'sk Symposium.  Ontario Geological Survey Special Volume 5, 133-146.

Naldrett, A.J., 1994

The Sudbury-Noril'sk Symposium, An Overview, In Lightfoot, P.C. and Naldrett, A.J. (eds.)  Proceedings of the Sudbury-Noril'sk Symposium, Ontario Geological Survey Special Volume 5, 3-8.

Naldrett, A.J., Asif, M., Schandl, E., Searcy, T., Morrison, G.G., Binney, W.P., Moore, C., 1999

Platinum-Group Elements in the Sudbury Ores: Significance with Respect to the Origin of Different Ore Zones and to the Exploration for Footwall Orebodies, Economic Geol., v. 94, no. 2, p. 185-210.

Owen, D.L. and Coats, C.J.A., 1984

Falconbridge and East Mines.  In The Geology and Ore Deposits of the Sudbury Structure.  Ontario Geological Survey Special Volume 1.

Pattison, E.F., 1979

The Sudbury Sublayer, Canadian Mineralogist 17, 257-274.

Winter, L.D.S., 2000

Geological Report on the Foy Project, Foy and Bowell Townships and the Footwall Project, Falconbridge and Garson Townships, District of Sudbury, Ontario for Aurora Platinum Corp., August 8, 2000.

Winter, L.D.S., 2003

Technical Report, 43-101 F1, for Aurora Platinum Corp. on the Falconbridge - Aurora Option/Joint Venture Footwall and Foy Properties, Sudbury, Ontario., 28 p. 7 Figures, 4 Tables, 1 Appendix.

      34.

Winter, L.D.S., 2004

Technical Report, 43-101 F1, for Aurora Platinum Corp. on the Falconbridge-Aurora Joint Venture, Footwall and Foy Properties, Sudbury, Ontario, 25 p.

CERTIFICATE OF AUTHOR (ITEM 24)

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON  P3E 2W5

(705) 524-4106

(705) 524-6368 (fax)

email: winbourne@bellnet.ca

TO FNX MINING COMPANY INC

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1.

I am currently an independent consulting geologist.

2.

I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957.  In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, QC.

3.

I am a Life Member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).

4.

I have worked as a geologist for a total of 47 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled "Technical Report on the Aurora Platinum Corp., Falconbridge - Aurora Joint Venture, Footwall and Foy Properties, Sudbury, Ontario, Canada" and dated February 28, 2005 (the “Technical Report”).  I visited the Foy Project Area most recently on January 29, 2003 for one (1) day.

7.

I prepared a geological report on the Projects that are the subject of the Technical Report in August, 2000 as well as Technical Reports (43-101 F1) on the Projects in February, 2003, January, 2004 and July, 2004.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of February, 2005

_______________________________

Signature of QP

L.D.S. Winter__   _ _______________

Print name of QP

CONSENT OF AUTHOR (ITEM 25)

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON  P3E 2W5

(705) 524-4106

(705) 524-6368 (fax)

email: winbourne@bellnet.ca

TO:

TSX Venture Exchange

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Quebec Securities Commission

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above the technical report titled "Technical Report on the Aurora Platinum Corp., Falconbridge - Aurora Joint Venture, Footwall and Foy Properties, Sudbury, Ontario," and dated February 28, 2005 (the “Technical Report”) and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Aurora Platinum Corp. being filed.

Dated this 28th Day of February, 2005

______________________________

Signature of QP

L.D.S. Winter___________________

Print name of QP

ILLUSTRATIONS (ITEM 26)

APPENDICES (ITEM 27)

Appendix 1. Property Descriptions – Patented/Unpatented Claims and Mining Leases

Footwall Property

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
FALCONBRIDGE	5	3	S36792	1	12961 SES	NW 1/4 of N 1/2
FALCONBRIDGE	5	3	S36791	1	12960 SES	SW 1/4 of N 1/2
FALCONBRIDGE	5	3	S56852	1	22827 SES	SE 1/4 of N 1/2
FALCONBRIDGE	5	3	S56851	1	22827 SES	NE 1/4 of N 1/2
FALCONBRIDGE	5	4	S28597	1	12356 SES	NW 1/4 of S 1/2
FALCONBRIDGE	5	4	S56951	1	22831 SES	SW 1/4 of S 1/2
FALCONBRIDGE	5	4	S28598	1	12357 SES	SW 1/4 of N 1/2
FALCONBRIDGE	5	4	S56952	1	22831 SES	SE 1/4 of S 1/2
FALCONBRIDGE	5	4	S56954	1	22831 SES	SE 1/4 of N 1/2
FALCONBRIDGE	5	4	S56953	1	22831 SES	NE 1/4 of S 1/2
FALCONBRIDGE	5	4	S28596	1	12355 SES	NW 1/4 of N 1/2
FALCONBRIDGE	6	3	S36789	1	12924 SES	NW 1/4 of N 1/2

FALCONBRIDGE	6	3	S36898	1	12926 SES	NE 1/4 of N 1/2
FALCONBRIDGE	6	3	S36897	1	12925 SES	SE 1/4 of N 1/2
FALCONBRIDGE	6	4	S17906	1	6399 SES	SW 1/4 of S 1/2
FALCONBRIDGE	6	4	S27334	1	9454 SES	SE 1/4 of N 1/2
FALCONBRIDGE	6	4	S27330	1	9581 SES	SW 1/4 of N 1/2
FALCONBRIDGE	6	4	S27335	1	9455 SES	NE 1/4 of N 1/2
FALCONBRIDGE	6	4	S17994	1	6401 SES	SE 1/4 of S 1/2
FALCONBRIDGE	6	4	S17907	1	6400 SES	NE 1/4 of S 1/2
FALCONBRIDGE	6	4	S17908	1	6402 SES	NW 1/4 of S 1/2
FALCONBRIDGE	6	4	S27336	1	9456 SES	NW 1/4 of N 1/2
FALCONBRIDGE	7	3	S17459	1	6360 SES	SE 1/4 of N 1/2
FALCONBRIDGE	7	3	S17445	1	6356 SES	NW 1/4 of S 1/2
FALCONBRIDGE	7	3	S17447	1	6358 SES	NW 1/4 of N 1/2
FALCONBRIDGE	7	3	S17446	1	6357 SES	SW 1/4 of N 1/2
FALCONBRIDGE	7	3	S17458	1	6359 SES	NE 1/4 of N1/2
FALCONBRIDGE	7	4	S27328	1	9582 SES	SE 1/4 of N 1/2
FALCONBRIDGE	7	4	S17502	1	6361 SES	SE 1/4 of S 1/2
FALCONBRIDGE	7	4	S17503	1	6362 SES	SW 1/4 of S 1/2
FALCONBRIDGE	7	4	S27329	1	9583 SES	NE 1/4 of S 1/2
FALCONBRIDGE	8	2	S17603	1	6381 SES	NW 1/4 of N 1/2
FALCONBRIDGE	8	2	S16966	1	6304 SES	NE 1/4 of N 1/2
FALCONBRIDGE	8	3	S17441	1	6364 SES	SW 1/4 of N 1/2
FALCONBRIDGE	8	3	S17444	1	6366 SES	SE 1/4 of S 1/2
FALCONBRIDGE	8	3	S17183	1	6336 SES	NW 1/4 of N 1/2
FALCONBRIDGE	8	3	S17177	1	6337 SES	NE 1/4 of N 1/2
FALCONBRIDGE	8	3	S17442	1	6363 SES	SE 1/4 of N 1/2

FALCONBRIDGE	8	3	S17439	1	6367 SES	SW 1/4 of S 1/2
FALCONBRIDGE	8	3	S17443	1	6365 SES	NE 1/4 of S 1/2
FALCONBRIDGE	8	3	S17440	1	6368 SES	NW 1/4 of S 1/2
FALCONBRIDGE	9	2	S17868	1	6398 SES	NW 1/4 of N 1/2
FALCONBRIDGE	9	2	S17066	1	6315 SES	NE 1/4 of N 1/2
FALCONBRIDGE	9	3	S17436	1	5980 SES	SE 1/4 of N 1/2
FALCONBRIDGE	9	3	S17434	1	6327 SES	SW 1/4 of S 1/2
FALCONBRIDGE	9	3	S17174	1	5969 SES	SW 1/4 of N 1/2
FALCONBRIDGE	9	3	S17184	1	5975 SES	NE 1/4 of N 1/2
FALCONBRIDGE	9	3	S17437	1	6369 SES	NE 1/4 of S 1/2

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
FALCONBRIDGE	9	3	S17438	1	6370 SES	SE 1/4 of S 1/2
FALCONBRIDGE	9	3	S17185	1	5968 SES	NW 1/4 of N 1/2
FALCONBRIDGE	9	3	S17435	1	6326 SES	NW 1/4 of S 1/2
FALCONBRIDGE	10	2	S17165	1	6307 SES	NW 1/4 of N 1/2
FALCONBRIDGE	10	2	S17166	1	6306 SES	NE 1/4 of N 1/2
FALCONBRIDGE	10	3	S4104	1	3028 SES	NW 1/4 of N 1/2
FALCONBRIDGE	10	3	S17433	1	6328 SES	SE 1/4 of S 1/2
FALCONBRIDGE	10	3	S17169	1	6329 SES	NW 1/4 of S 1/2
FALCONBRIDGE	10	3	S17168	1	6330 SES	SW 1/4 of S 1/2
FALCONBRIDGE	10	3	S17216	1	5971 SES	SE 1/4 of N 1/2
FALCONBRIDGE	10	3	S4103	1	3030 SES	NE 1/4 of N 1/2
FALCONBRIDGE	10	3	S17170	1	5972 SES	SW 1/4 of N 1/2
FALCONBRIDGE	10	3	S17178	1	6331 SES	NE 1/4 of S 1/2

FALCONBRIDGE	11	2	S119602	1	30620 SES	NE 1/4 of N 1/2
FALCONBRIDGE	11	3	S4009	1	3038 SES	SW 1/4 of N 1/2
FALCONBRIDGE	11	3	S4226	1	3139 SES	NE 1/4 of S 1/2
FALCONBRIDGE	11	3	S4225	1	3138 SES	SE 1/4 of S 1/2
FALCONBRIDGE	11	3	S4193	1	3141 SES	NW 1/4 of S 1/2
FALCONBRIDGE	11	3	S4007	1	3046 SES	NE 1/4 of N 1/2
FALCONBRIDGE	11	3	S4227	1	3140 SES	SW 1/4 of S 1/2
FALCONBRIDGE	11	3	S4231	1	32527 SES	SE 1/4 of N 1/2
FALCONBRIDGE	11	3	S4076	1	3039 SES	NW 1/4 of N 1/2
FALCONBRIDGE	12	3	S4192	1	3135 SES	NE 1/4 of S 1/2
FALCONBRIDGE	12	3	S4191	1	3134 SES	SE 1/4 of N 1/2
FALCONBRIDGE	12	3	S4149	1	3085 SES	NW 1/4 of N 1/2
FALCONBRIDGE	12	3	S4078	1	3029 SES	NE 1/4 of N 1/2
GARSON	1	3	S15083	1	7723 SES	SE 1/4 of N 1/2
GARSON	1	3	S15086	1	7722 SES	SW 1/4 of N 1/2
GARSON	1	3	S15085	1	25519 SES	SE 1/4 of S 1/2
GARSON	1	3	S4144	1	3165 SES	NW 1/4 of N 1/2
GARSON	1	3	S4145	1	3202 SES	NE 1/4 of N 1/2
GARSON	1	3	S15084	1	7726 SES	NE 1/4 of S 1/2
GARSON	1	3	S15088	1	25519 SES	SW 1/4 of S 1/2
GARSON	1	3	S15087	1	7725 SES	NW 1/4 of S 1/2
GARSON	1	4	S4148	1	3133 SES	SE 1/4 of S 1/2
GARSON	1	4	S29228	1	8314 SES	NW 1/4 of S 1/2
GARSON	1	4	S4212	1	3103 SES	NE 1/4 of S 1/2
GARSON	1	4	S4146	1	3166 SES	SW 1/4 of S 1/2
GARSON	2	3	S9367	1	7729 SES	SE1/4 of S 1/2
GARSON	2	3	S4217	1	3168 SES	NE 1/4 of N 1/2
GARSON	2	3	S9366	1	7728 SES	NE 1/4 of S 1/2
GARSON	2	3	S4218	1	3167 SES	NE 1/4 of N 1/2
GARSON	2	3	PT5033	1	3051 SES	W 1/2
GARSON	2	4	S29229	1	8117 SES	SW 1/4 of S 1/2
GARSON	2	4	S16441	1	6294 SES	SE 1/4 of S 1/2
GARSON	2	4	S16443	1	6296 SES	NW 1/4 of S 1/2
GARSON	2	4	S16442	1	6295 SES	NE 1/4 of S 1/2
			TOTAL	95
			Mining Lease	0

Patented	95
Unpatented	0

Appendix 1. Property Descriptions – Patented/Unpatented Claims and Mining Leases.

Foy Property

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
BOWELL	0	0	S1197692	1
BOWELL	4	3	S1667	1	5525 SWS	W
BOWELL	4	3	S29409	1	8737 SWS	PT of BROKEN LOT
BOWELL	5	3	S25004	1	8588 SWS	SE PT of S PT
BOWELL	5	3	S25003	1	8589 SWS	NE PT of S PT
BOWELL	5	3	S25005	1	8590 SWS	NW PT of S PT
BOWELL	5	3	S25002	1	8591 SWS	SW PT of S PT
BOWELL	6	3		1	5622 SWS	LW NICKEL LAKE
BOWELL	6	3	S25006	1	8587 SWS	NE PT of S PT
BOWELL	6	3	S37791	1	11298 SWS	SW PT of N PT
BOWELL	6	3	S37790	1	11297 SWS	SE PT of N PT
BOWELL	6	3	S29408	1	8726 SWS	NW PT of S PT
BOWELL	6	3		1	5075 SWS	ROAD ALLOWANCE
BOWELL	7	2	S29412	1	8727 SWS	PT of BROKEN LOT
BOWELL	7	2	S82062	1	15937 SWS	SW PT of N PT
BOWELL	7	2		1	1434 ANS	ML WD 212
BOWELL	7	2	S29411	1	8730 SWS	PT of BROKEN LOT
BOWELL	7	2	S82061	1	15937 SWS	NW PT of N PT
BOWELL	7	3	S29640	1	8759 SWS	SW PT of S PT
BOWELL	7	3	S55265	1	16319 SWS	PT of BROKEN LOT
BOWELL	7	3	S37793	1	11300 SWS	SW PT of N PT
BOWELL	7	3	S37792	1	11299 SWS	SE PT of N PT
BOWELL	7	3	S37798	1	11305 SWS	NE PT of N PT
BOWELL	7	3	S37772	1	11292 SWS	NW PT of N PT
BOWELL	8	2	S82070	1	15936 SWS	SW PT of S PT
BOWELL	8	2	S82067	1	15936 SWS	NW PT of S PT
BOWELL	8	2	S82069	1	15936 SWS	NW PT of N PT
BOWELL	8	2	S82064	1	15936 SWS	SE PT of N PT
BOWELL	8	2		1	1434 ANS	ML WD 37
BOWELL	8	2	S82063	1	15936 SWS	NE PT of S PT
BOWELL	8	2	S82066	1		LW BED LAKE
BOWELL	8	2	S82068	1	15936 SWS	SW PT of N PT
BOWELL	8	2	S82065	1	15936 SWS	NE PT of N PT
BOWELL	8	3	S55262	1	14659 SWS	PT of BROKEN LOT
BOWELL	8	3	S55261	1	14660 SWS	ML WD 236
BOWELL	8	3	S37771	1	11291 SWS	NE PT of N PT

BOWELL	8	3	S55264	1	14649 SWS	LW FOSTER LAKE
BOWELL	8	3	S37794	1	11301 SWS	SE PT of N PT
BOWELL	8	3	S55263	1	14659 SWS	PT of BROKEN LOT
BOWELL	8	3	S37778	1	11296 SWS	NW PT of N PT
BOWELL	8	3	S29641	1	8760 SWS	S PT of S PT
BOWELL	8	3		1	1409 ANS	E PT ML WD 228
BOWELL	8	3	S37795	1	11302 SWS	SW PT of N PT
BOWELL	9	3	S37777	1	11295 SWS	NE PT of N PT
BOWELL	9	3	S37797	1	11304 SWS	SW of N PT CANHOR
BOWELL	9	3	S37776	1	11294 SWS	NW PT of N PT
BOWELL	9	3	S55342	1	12610 SWS	SE PT of S PT
BOWELL	9	3	S37796	1	11303 SWS	SE of N PT CANHOR
BOWELL	9	3	S51089	1	12610 SWS	N PT of S PT
BOWELL	9	3		1	1409 ANS	ML WD 228 CANHORN

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
BOWELL	9	3	S55343	1	12610 SWS	SW PT of S PT
BOWELL	10	3	S37774	1	11290 SWS	NW PT of N PT
BOWELL	10	3	S37775	1	11289 SWS	NE PT OF N PT
BOWELL	10	3		1	1434 ANS	ML WD 211 CANHORN
BOWELL	11	3	S37773	1	11293 SWS	NE PT of N PT
FOY	0	0	A129706	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S129705	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S129707	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133770	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133771	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133772	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133773	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133774	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133775	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133776	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133777	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133778	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133779	1	1079 LSWS	SEE CLM MAP M-815

FOY	0	0	S133780	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133781	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133782	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133783	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133784	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133785	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133786	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133787	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133927	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133928	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133929	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133930	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133931	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133932	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133933	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133934	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133935	1	1079 LSWS	SEE CLM MAP M-815
FOY	0	0	S133936	1	11388 SWS	PT of BROKEN LOT
FOY	1	3	S37754	1	11389 SWS	PT of BROKEN LOT
FOY	1	3	S37757	1	11390 SWS	PT of BROKEN LOT
FOY	1	3	S37765	1	11382 SWS	PT of BROKEN LOT
FOY	1	3	S37766	1	11378 SWS	PT of BROKEN LOT
FOY	2	3	S37755	1	11379 SWS	PT of BROKEN LOT
FOY	2	3	S37756	1	11380 SWS	PT of BROKEN LOT
FOY	2	3	S37763	1	11388 SWS	PT of BROKEN LOT
FOY	2	3	S37764	1	11389 SWS	PT of BROKEN LOT
FOY	3	3	S37760	1	11390 SWS	PT of BROKEN LOT
FOY	3	3	S37761	1	11382 SWS	PT of BROKEN LOT
FOY	3	3	S37762	1	11378 SWS	PT of BROKEN LOT
FOY	4	3	S37758	1	11379 SWS	PT of BROKEN LOT
FOY	4	3	S37759	1	11384 SWS	PT of BROKEN LOT
FOY	0	0	S133787	1	11380 LSWS	NE PT TWP MAP-920

TYRONE	0	0	S133782	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133783	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133784	1	1079 LSWS	SEE CLM MAP M-116

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
TYRONE	0	0	S133785	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133786	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133787	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133788	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133789	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133790	1	1079 LSWS	SEE CLM MAP M-116
TYRONE	0	0	S133791	1	1079 LSWS	SEE CLM MAP M-116

TOTAL	110
Mining	31
Lease
Patented	78
Unpatented	1

Claims Subject to the Inco Agreement

Township	Lot No.	Concession	Claim No.	Claim Unit	Parcel No.	Legal Description
FOY			S9620/S9625	1	7330 SWS	Mining Locn WD 247
FOY			S9621/S9628	1	**7331 SWS	Mining Locn WD 233
FOY			S9618	1	7332 SWS	Mining Locn WD 249
FOY			S9624	1	7333 SWS	Mining Locn WD 248
FOY			S9623	1	7335 SWS	Mining Locn WD 234
FOY			S9617	1	7336 SWS	Mining Locn WD 235
FOY			S10934	1	7495 SWS
FOY			S10935	1	7499 SWS
FOY			S10937	1	7500 SWS
FOY			S10932	1	7501 SWS
FOY			S9619	1	7521 SWS
FOY			S9555	1	7522 SWS
FOY			S9554	1	7523 SWS
FOY	S9553	1	7524 SWS
FOY	S9729	1	7525 SWS
FOY	S9727	1	7526 SWS
FOY	S9731	1	7527 SWS
FOY	S9726	1	7528 SWS
FOY	S9725	1	7529 SWS
FOY	S10933	1	7530 SWS
FOY	S9622	1	7531 SWS

FOY	S9733	1	7524 SWS
FOY	S11928	1	7525 SWS
FOY	S11674	1	7526 SWS
FOY	S11673	1	7527 SWS
FOY	S11672	1	7528 SWS
FOY	S11670	1	7529 SWS
FOY	S11669	1	7530 SWS
FOY	S11929	1	7531 SWS
FOY	S11671	1	7524 SWS
FOY	S9730	1	7525 SWS
FOY	S11667	1	7526 SWS
FOY	S10936	1	7527 SWS
FOY	S34608	1	7528 SWS
FOY	S34609	1	7529 SWS
FOY	S34610	1	7530 SWS
BOWELL	S9626/S9627	1	7531 SWS	Mining Loc. WD 232
BOWELL	S31540	1	7524 SWS
BOWELL	S31541	1	7525 SWS
BOWELL	S31542	1	7526 SWS
	TOTAL	40
	Mining	0
	Lease
	Patented	40

** A portion of this property is located on Bowell Township